UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
Date of Report: June 2022
Commission File Number: 001-39368

MAXEON SOLAR TECHNOLOGIES, LTD.
(Exact Name of registrant as specified in its charter)

8 Marina Boulevard #05-02
Marina Bay Financial Centre
018981, Singapore
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Introductory Note

In line with Maxeon Solar Technologies, Ltd.'s (the “Company's”) efforts to expand sales of its Performance line solar panels to US utility-scale customers, on June 7, 2022, Maxeon Americas, Inc., a subsidiary of the Company (“Maxeon”) entered into a Module Supply Agreement with DESRI Equipment Financing Borrower, L.L.C. (“DESRI”), a wholly-owned subsidiary of D. E. Shaw Renewable Investments L.L.C (the “Supply Agreement”) and a leading developer, owner, and operator of renewable energy projects in the United States. Under the Supply Agreement, Maxeon has agreed to sell approximately 600MWdc of its Performance line solar panels for utility-scale projects. Deliveries are scheduled to begin in January 2024, with the final solar panel deliveries scheduled for November 2024. Under the Supply Agreement, DESRI has agreed to make advance payments equal to approximately half of the total Supply Agreement price. Thirty percent of the advance payments will be made in June 2022, with the remainder of the advance payments to be paid in December 2022. Maxeon Solar Technologies, Ltd. has agreed to provide a guarantee of all amounts owed by Maxeon to DESRI.

The Supply Agreement contains certain technical terms and conditions, such as setting out detailed quality, testing, and performance specifications. In the event the Company is unable to deliver conforming solar panels pursuant to the required delivery schedule, the Company is required to pay damages for such delivery delays subject to an agreed upon cap. In the event that delay damage liability reaches the cap, DESRI may terminate the Supply Agreement for cause. All solar panels will be covered by a 12-year product warranty, and a 30-year power warranty. The Supply Agreement also contains a termination for convenience provision whereby DESRI may terminate the Supply Agreement early (in whole or in part), provided DESRI pays certain liquidated damages to the Company. The Supply Agreement also contains provisions customary within the solar industry such as limitation of liability, termination for cause, force majeure, change in law, tariff-sharing, compliance with applicable environmental, social and governance laws, and credit support requirements.

Incorporation by Reference
The above paragraphs of the Introductory Note above is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-265253) and Form S-8 (File No. 333-241709), each filed with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAXEON SOLAR TECHNOLOGIES, LTD. (Registrant)

June 10, 2022	By:	/s/ Kai Strohbecke
Kai Strohbecke
Chief Financial Officer